
05008368

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Quantum Energy Limited

*CURRENT ADDRESS 1A, 207-209 Young Street
Waterloo NSW 2017

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34877 FISCAL YEAR 6/30/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5/25/04


Quantum
Energy Ltd

QUANTUM ENERGY LIMITED

A.B.N 19 003 677 245

ANNUAL REPORT

30 JUNE 2004

Quantum Energy Ltd

1A, 207 – 209 Young Street

Waterloo NSW 2017

P.O. Box 553

Strawberry Hills NSW 2012

Phone: 02 9699 7444

Fax: 02 9699 5386

CORPORATE GOVERNANCE STATEMENT

Corporate Governance – Best Practice Recommendations

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the ASX Corporate Governance Council's best practice recommendations. In accordance with the Council's recommendations, the Corporate Governance Statement must now contain specific information, and also report on the company's adoption of the Council's best practice recommendations on an exception basis, whereby disclosure is required of any recommendations that have not been adopted, together with the reasons why they have not been adopted. Quantum Energy Limited's corporate governance principles and policies are therefore structured with reference to the Corporate Governance Council's best practice recommendations, which are as follows:

1. Lay solid foundations for management and oversight;
2. Structure the Board to add value;
3. Promote ethical and responsible decision making;
4. Safeguard integrity in financial reporting;
5. Make timely and balanced disclosure;
6. Respect the rights of shareholders;
7. Recognise and manage risk;
8. Encourage enhanced performance;
9. Remunerate fairly and responsibly;
10. Recognise the legitimate interests of stakeholders.

Quantum Energy Limited's corporate governance practices were in place throughout the year ended 30 June 2004. As set out below, with the exception of the departures from the ASXCGC recommendations in relation to the independence of the Board, the nomination and board performance evaluation, the corporate governance practices of Quantum Energy Limited were compliant with the Council's best practice recommendations.

Independence

ASX Corporate Governance Council ("ASXCGC") best practice recommendation 2.1 requires a majority of the Board to be independent directors and 2.2 recommends the chairperson should be an independent director.

ASXCGC provides a definition of independence to include being independent of management and free of any other business relationships that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement. In accordance with this definition and further independence guidelines outlines in ASXCGC best practice recommendations, the following Quantum Energy directors are not considered to be independent:

Name	Position
Mr. Drew Townsend	Non-Executive Chairman
Mr. Phillip Sidney	Managing Director

Mr. Drew Townsend is considered not to be independent by virtue of being a substantial shareholder and material adviser to the company within the last three years.

Mr. Phillip Sidney is considered not to be independent by virtue of being a substantial shareholder.

When assessing the independence of directors, the ASX recommendations refer to materiality thresholds throughout the independence criteria, specifically in reference to evaluation what may constitute a material relationship.

The Board has adopted the following quantitative thresholds to be used as a guide when considering amounts in context of determining the materiality of certain relationships:

a. an amount which is equal to or greater than 10% of the appropriate base amount may be presumed to be material unless there is evidence or convincing argument to the contrary;

CORPORATE GOVERNANCE STATEMENT

b an amount which is equal to or less than 5% of the appropriate base amount may be presumed not to be material, unless there is evidence or convincing argument to the contrary.

Quantum Energy Limited has not applied the best practice recommended with regard to having a majority of independent directors on the Board.

As part of discharging its obligations as directors of the company, the directors will, from time to time need to seek independent professional advice at the expense of the company. Accordingly, the Board has agreed that where issues or matters arise in relation to the running of the company, that in the opinion of the directors require independent professional advice to assist in the decision making surrounding the resolution of these issues, the Board may engage such professional advice providing it is on standard commercial terms for advice of its nature.

Nomination Committee

ASX Corporate Governance Council ("ASXCGC") best practice recommendation 2.4 recommends the Board should establish a nomination committee.

The Board has not established a nomination committee at this point in the company's development. It is considered that the size of the Board along with the level of activity of the company renders this impractical and the full Board considers in details all of the matters for which the directors are responsible.

Board Performance Evaluation

ASX Corporate Governance Council ("ASXCGC") best practice recommendation 8.1 requires the disclosure of the process for performance evaluation of the Board, its committees and individual directors, and key executives. Given the current size of the Quantum Energy Board and level of activity of the company, the Board does not currently have a formal process for the evaluation of individual directors and would consider the implementation of one at this particular point as impractical. The directors do consider and gauge the overall performance of the Board in context of the trading price of its shares on the ASX on a regular basis.

The company has also undertaking certain procedures in relation to various corporate governance recommendations including:

Trading Policy

The company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit Committee

The names and qualifications of those appointed to the audit committee and their attendance at meetings of the committee are included in the directors' report.

Remuneration Policies

The remuneration policy, which sets the terms and conditions for the managing director and other senior executives, was developed by the remuneration committee and was approved by the Board. The remuneration committee reviews executive packages by reference to company performance, executive performance, comparable information from industry sectors and other listed companies and independent advice.

The amount of remuneration for all directors, including all monetary and non-monetary components, are detailed in the Note 5 to the financial report.

The board expects that the remuneration structure implemented will result in the company being able to attract and retain the best executives to run the economic entity.

Remuneration Committee

The names of the members of the remuneration committee and their attendance at meetings of the committee are detailed in the directors' report.

DIRECTORS' REPORT

Your directors present their report on the company and its controlled entities for the financial year ended 30 June 2004.

Directors

The names of directors in office at any time during or since the end of the year are:

Phillip Sidney, Managing Director (appointed 18 February 2002)

Drew Townsend, Chairman (appointed 3 July 2003)

John Walstab (appointed 7 November 2003)

Leo Respinger (resigned 7 November 2003)

Dong (Albert) Xie (resigned 3 July 2003)

Bruce Robert Grant (resigned 3 July 2003)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal Activities

The principal activities of the economic entity during the financial year were:

— manufacturing and distribution of energy saving hot water systems; and

— building heating systems and swimming pool heaters for the residential, commercial and industrial markets.

There were no other significant changes in the nature of the economic entity's principal activities during the financial year.

Operating Results

The consolidated profit and extraordinary items of the economic entity after providing for income tax and eliminating outside equity interests amounted to a loss of $2,637,068 (2003: loss $62,479,442).

Dividends Paid or Recommended

No dividends were declared or paid during the previous year and the directors recommended that no dividend be paid for the current year.

Review of Operations

Although Directors are not pleased with the result, they believe actions undertaken in this year have provided a basis for the company to fulfil its potential in the next financial year. This is evident in a detailed examination of these numbers which indicate that:

- Revenue has increased 78% from the prior year;
- Most of the loss is attributable to the first half of the 2004 financial year with results showing considerable comparative improvement in the second half.
- The loss includes $1,168,000 in R&D expenditure that has been expensed during the year and which has created considerable value by enhancing the intellectual property of the company.

We have reviewed the company's specific areas of operations, which highlight the potential of the company to continue to improve revenue and operating results.

DIRECTORS' REPORT

Australia

Revenues have increased considerably in Australia during the year. There are a number of opportunities which should continue this trend in the 2005 year, including:

- The energy rating systems for new residential dwellings adopted by both Victoria and New South Wales from 1 July 2004, which will increase the sales of solar systems. Quantum's product is the solar system most suited to new dwellings because it does not require the costly and difficult process of installing panels and it should therefore pick up a considerable part of this growing market.
- The company is in the process of having its commercial hot water units approved for the granting of Renewable Energy Certificates, which subsidy coupled with the substantial energy savings the unit has in comparison to traditional gas and electricity products will make it extremely competitive in the market.
- The appointment of new executive staff during the year including various regional sales executives to assist and service the increasing level of revenue. The company has also recently established a branch office in Adelaide increasing its distribution within Australia.
- A reduction in unit costs of products for sale by continuing to upgrade the Newcastle production facility and through negotiating better terms with suppliers.
- Further enhancements to the quality of the Australian product sold, particularly the hot water heater, which is now more efficient, quiet and more aesthetically attractive. The company has also enhanced the swimming pool hot water heater product and expects to be able to reduce its selling price to obtain more market share.

China Operations

China again experienced considerable growth with an increase in revenue of 290% during the year.

Some of the key events which occurred in China during the year were as follows:

- Development of new products which have and should continue to increase sales in China. These include:
  - a smaller hot water unit, being the 120 litre product
  - improvements to hot water and heating systems enabling them to operate more effectively in the cold areas of northern China
  - air sourced heating units, which are energy saving and effectively priced products for the China market
- The company has appointed key Australian personnel to assist the development of both China joint venture operations, including efforts to improve the marketing of these new products.
- Production costs have decreased improving gross margins on sales.

International Operations

The company is continuing to pursue international opportunities and has appointed a sales team with responsibility to pursue a number of opportunities. There is an expectation that the company will announce a series of orders and distributorships in international localities during the 2005 year. This should facilitate increases in the level of sales.

R&D Opportunities

The company's investment in R&D continued to increase during the 2004 year and there were a number of significant developments, including:

- Ongoing and continued enhancement of existing products with considerable improvement in terms of ability to deal with cold weather climates. This means Quantum's products are superior to any known international energy efficient hot water product.
- Continuing to work on new products and improve existing products.

DIRECTORS' REPORT

Significant Changes in State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

i. In July 2003 the company issued 1,000,000 ordinary shares upon conversion of a debt to equity.

ii. The company issued 6,458,209 fully paid shares in October 2003. These shares were issued pursuant to a capital raising Prospectus dated 12 September 2003 and a Shareholders Purchase Plan dated 19 September 2003.

After Balance Date Events

The directors are not aware of any matters or circumstances at the date of this Directors' Report, other than those referred to in this Directors' Report (in particular, in Review of Operations) or the financial statements or notes thereto (in particular Events Subsequent to Reporting Date Note 30), that have significantly affected or may significantly affect the operations, the results of operations or the state of affairs of the company in subsequent financial years.

Future Developments

The likely developments in the operations of the economic entity and the expected results of those operations in future financial years are as follows:

> The Board and management of Quantum are extremely excited about the future of the company and its products. We continue to improve and extend the range of Quantum products. We anticipate the growth in revenues will continue through the 2005 financial year and look forward to keeping shareholders informed of the company taking advantage of the opportunities previously outlined as they arise.

Environmental Regulation and Performance

The company is not subject to any particular or significant environment regulation under either Commonwealth or State legislation. To the extent that any aspect of the activities of the Consolidated Entity are subject to any environment regulation under either Commonwealth or State legislation, the Directors are not aware of any breach by the Consolidated Entity of such regulations during or since the financial year.

DIRECTORS' REPORT

Information on Directors

Drew Anthony Townsend	—	Chairman (Non-executive) (Age 39)
Qualifications and Experience	—	Mr. Townsend was appointed a director on 3 July 2003 *and is a* qualified chartered accountant with 16 years experience in Australia and international accounting and finance. He brings a wide range and depth of business development, accounting and corporate skills, from his years of involvement with his diversified client base.
Interest in Shares and Options	—	764,433,200 Ordinary Shares in Quantum Energy Limited
Special Responsibilities	—	Mr. Townsend is a Member of the Audit and Remuneration Committee.
Phillip G Sidney	—	Managing Director and Chief Executive Officer (Age 52)
Qualifications and Experience	—	Mr. Sidney was appointed a director on 18 February 2002 and brings to the company his wide range of experience in manufacturing and marketing both in Australia and overseas.
Interest in Shares and Options	—	764,643,490 Ordinary Shares in Quantum Energy Limited
Special Responsibilities	—	Mr. Sidney is a Member of the Audit and Remuneration Committee.
John Walstab	—	Director (Non-executive) and Company Secretary (Age 44)
Qualifications and Experience	—	Mr. Walstab was appointed a director on 7 November 2003. He is the former Managing Director of a subsidiary of Phillips and is currently the principal shareholder of a successful medical supply company. He brings to the company his experience in technology products and developing overseas markets.
Interest in Shares and Options	—	6,001,718 Ordinary Shares of Quantum Energy Limited.
Special Responsibilities	—	Mr. Walstab is a Member of the Audit and Remuneration Committee.

Directors' Emoluments

Disclosure relating to directors' emoluments has been included in Note 5 of the financial report.

Meetings of Directors

During the financial year, 10 meetings of directors (including committees of directors) were held. Attendances by each director during the year were:

	DIRECTORS' MEETINGS		AUDIT and REMUNERATION COMMITTEE	
	Number eligible to attend	Number Attended	Number eligible to attend	Number Attended
Phillip Sidney	9	9	1	1
Drew Townsend	9	9	1	1
John Walstab	4	3	0	0
Leonard Respinger	5	5	1	1

DIRECTORS' REPORT

Indemnifying Officers or Auditor

During or since the end of the financial year the company has given an indemnity or entered an agreement to indemnify, or paid or agreed to pay insurance premiums as follows:

The company has agreed to indemnify every officer of the company and its wholly owned subsidiaries against certain claims made against them whilst acting in their capacity as officers of the company and its subsidiaries. This indemnification is a continuing indemnity and applies even though the person is not an officer at the time the claim is made.

The company has paid premiums to insure each of the following directors against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a wilful breach of duty in relation to the company. The amount of the premium was $36,182 for all directors.

The company has not, during or since the financial year, indemnified or agreed to indemnify the auditors of the company or any related body corporate against a liability incurred by the auditor.

Options

Options that were granted over unissued shares or interests during or since the financial year by the company or controlled entity to employees as part of their remuneration are as follows:

Options were granted to certain Quantum Energy Limited employees including:

— 2,000,000 options granted to Tony Zou at an exercise price of $0.90 and subsequently cancelled

— 2,000,000 options granted to Ying You at an exercise price of $0.90

The options granted are exercisable on or before 15 July 2008.

At the date of this report, the unissued ordinary shares of Quantum Energy Limited under option are as follows:

Grant Date	Date of Expiry	Exercise Price	Number Under Option
08/08/03	30/06/05	$0.25	8,000,000
15/07/03	15/07/08	$0.90	2,000,000
30/12/03	30/10/05	$0.45	5,992,549
			15,992,549

No person entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Rounding of Amounts

The company is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

Signed in accordance with a resolution of the Board of Directors.

Drew Townsend
Chairman

Phillip Sidney
Managing Director

15 September 2004.

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004 $000	2003 $000	2004 $000	2003 $000
Revenues from ordinary activities	2	13,924	7,819	-	-
Other Revenues	2	116	274	8	9
Raw materials and consumables used		(9,908)	(3,500)	-	-
Employee benefits expense		(3,482)	(2,150)	-	-
Depreciation and amortisation expense	3	(626)	(61,680)	(5)	380
Borrowing costs expense	3	(295)	(505)	-	-
R & D Expenditure		(1,168)	(1,113)	-	-
Other expenses from ordinary activities		(3,170)	(2,714)	(147)	(55)
Share of net profits of associates and joint ventures accounted for using the equity method	11a	254	(33)	-	-
Profit from ordinary activities before income tax expense		(4,355)	(63,602)	(144)	334
Income tax expense relating to ordinary activities	4	1,621	998	42	14
Profit from ordinary activities after related income tax expense		(2,734)	(62,604)	(102)	348
Net profit		(2,734)	(62,604)	(102)	348
Net profit attributable to outside equity interests	7	(97)	(125)	-	-
Net profit attributable to members of the parent entity	7	(2,637)	(62,479)	(102)	348
Total changes in equity other than those resulting from transactions with owners as owners		(2,637)	(62,479)	(102)	348
Basic earnings per share (cents per share)	7	(0.31)	(7.2)		
Diluted earnings per share (cents per share)	7	(0.31)	(7.1)		

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004 $000	2003 $000	2004 $000	2003 $000
CURRENT ASSETS					
Cash assets	8	609	1,527	1	4
Receivables	9	3,816	3,370	2	62
Inventories	10	4,125	4,890	-	-
Other	17	69	161	-	-
TOTAL CURRENT ASSETS		8,619	9,948	3	66
NON-CURRENT ASSETS					
Receivables	9	81	-	12,275	9,563
Investments accounted for using the equity method	11	451	197	-	-
Other financial assets	12	-	-	60,660	60,660
Property, plant and equipment	14	1,974	1,908	-	-
Deferred tax assets	15	2,623	998	59	14
Intangible assets	16	298	178	80	85
TOTAL NON-CURRENT ASSETS		5,427	3,281	73,074	70,322
TOTAL ASSETS		14,046	13,229	73,077	70,388
CURRENT LIABILITIES					
Payables	18	2,804	2,426	-	-
Interest-bearing liabilities	19	3,994	3,756	-	-
Provisions	20	206	62	-	-
TOTAL CURRENT LIABILITIES		7,004	6,244	-	-
NON-CURRENT LIABILITIES					
Payables	18	147	-	-	-
TOTAL NON-CURRENT LIABILITIES		147	-	-	-
TOTAL LIABILITIES		7,151	6,244	-	-
NET ASSETS		6,895	6,985	73,077	70,388
EQUITY					
Contributed equity	21	72,955	70,164	72,955	70,164
Reserves	22	(445)	(298)	1	1
Retained profits	23	(66,771)	(64,037)	121	223
Parent entity interest		5,739	5,829	73,077	70,388
Outside equity interest	24	1,156	1,156	-	-
TOTAL EQUITY		6,895	6,985	73,077	70,388

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004 $000	2003 $000	2004 $000	2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		13,506	5,583	60	9
Payments to suppliers and employees		(16,358)	(12,431)	(150)	(493)
Sundry Income		(30)	270	-	-
Interest received		55	4	8	-
Borrowing costs		(295)	(505)	-	-
Income tax paid		(3)	-	-	-
Net cash provided by (used in) operating activities	28a	(3,125)	(7,079)	(82)	(484)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for Goodwill		-	-	-	380
Purchase of property, plant and equipment		(677)	(1,218)	-	-
Purchase of investments		-	(230)	-	-
New business set-up cost		-	(1,690)	-	-
Loan to controlled entities		-	-	(2,712)	(4,670)
Net cash provided by (used in) investing activities		(677)	(3,138)	(2,712)	(4,290)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		2,291	5,626	2,791	4,899
Proceeds from borrowings		2,176	6,887	-	-
Repayment of borrowings		(1,653)	(1,599)	-	(143)
Net cash provided by (used in) financing activities		2,814	10,914	2,791	4,756
Net increase in cash held		(988)	697	(3)	(18)
Cash at 1 July 2003		1,527	829	4	22
Effect of exchange rates on cash holdings in foreign currencies		70	-	-	-
Cash at 30 June 2004	8	609	1,527	1	4

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

The financial report covers the economic entity of Quantum Energy Limited and controlled entities, and Quantum Energy Limited as an individual parent entity. Quantum Energy Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

a. **Principles of Consolidation**

A controlled entity is any entity controlled by Quantum Energy Limited. Control exists where Quantum Energy Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Quantum Energy Limited to achieve the objectives of Quantum Energy Limited. A list of controlled entities is contained in Note 13 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. **Income Tax**

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Inventories**

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

d. **Property, Plant and Equipment**

Each class of property, plant is equipment are carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to depreciation. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Leasehold improvements	6%
Plant and equipment	10%
Office equipment/vehicle	20%

e. **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the economic entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

f. **Investments in Associates**

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting.

g. **Interests in Joint Ventures**

The economic entity's share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the consolidated statements of financial performance and financial position.

The economic entity's interests in joint venture entities are brought to account using the equity method of accounting in the consolidated financial statements. The parent entity's interests in joint venture entities are brought to account using the cost method.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

h. **Research and Development Expenditure**

Research and Development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once commercial production has commenced.

i. **Intangibles**

Goodwill

Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

Patents and Trademarks

Patents and Trademarks are valued in the accounts at cost of acquisition and are amortised over the period in which their benefits are expected to be realised.

j. **Foreign Currency Transactions and Balances**

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

The assets and liabilities of the overseas controlled entities, which are self-sustaining, are translated at year-end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

Exchange differences arising on hedged transactions undertaken to hedge foreign currency exposures, other than those for the purchase and sale of goods and services, are brought to account in the profit from ordinary activities when the exchange rates change. Any material gain or loss arising at the time of entering into hedge transactions is deferred and brought to account in the profit from ordinary activities over the lives of the hedges.

Costs or gains arising at the time of entering hedged transactions for the purchase and sale. of goods and services, and exchange differences that occur up to the date of purchase or sale, are deferred and included in the measurement of the purchase or sale. Gains and losses from speculative foreign currency transactions are brought to account in the profit from ordinary activities when the exchange rate changes.

k. **Employee Benefits**

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

l. **Cash**

For the purpose of the statement of cash flows, cash includes:

— cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts.

m. **Revenue**

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

n. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

o. **Comparative Figures**

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

p. **Rounding of Amounts**

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, amounts in the financial report and directors' report have been rounded off to the nearest $1,000.

q. **Adoption of Australian Equivalents to International Financial Reporting Standards**

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. An IFRS committee has been established to oversee and manage the economic entity's transition to IFRS. We will seek to keep stakeholders informed as to the impact of these new standards as they are finalised.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The directors are of the opinion that the key differences in the economic entity's accounting policies which will arise from the adoption of IFRS are:

Impairment of Assets

The economic entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of pending AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under the existing policy.

Goodwill on Consolidation

Under the proposed changes to the IAS 22: Business Combinations, goodwill is to be capitalised to the statement of financial position and subjected to an annual impairment test. Amortisation of goodwill is to be prohibited. Current accounting policy of the entity is to amortise goodwill on a straight line basis over the period of 20 years.

Income Tax

Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
NOTE 2: REVENUE		2004 $000	2003 $000	2004 $000	2003 $000
Operating activities					
— sale of goods		13,924	7,819	-	-
— interest received		55	4	-	-
— government subsidies received		9	270	-	-
— other revenue		52	-	8	9
— unrealised gain on current investments		254	-	-	-
		14,294	8,093	8	9
Total Revenue		14,294	8,093	8	9
a. Interest revenue from:					
— other related parties		55	4	8	-
Total interest revenue		55	4	8	-

	Note	Economic Entity		Parent Entity	
NOTE 3: PROFIT FROM ORDINARY ACTIVITIES		2004 $000	2003 $000	2004 $000	2003 $000
Profit from ordinary activities before income tax has been determined after					
a. **Expenses**					
Cost of sales		9,908	4,861	-	-
Borrowing costs:					
— other persons		295	505	-	-
Total borrowing costs		295	505	-	-
Depreciation of non-current assets:					
— plant and equipment		611	267	-	-
Total depreciation		611	267	-	-
Amortisation of non-current assets:					
— Cost of establishing China operations		-	1,445	-	-
— goodwill		10	59,912	5	(380)
— patents and trademarks		5	56	-	-
Total amortisation		15	61,413	5	(380)
Bad and doubtful debts:					
— trade debtors		51	-	-	-
— other related parties		254	-	-	-
Total bad and doubtful debts		305	-	-	-
Rental expense on operating leases					
— minimum lease payments		147	294	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 4: INCOME TAX EXPENSE	Economic Entity		Parent Entity	
	2004 $000	2003 $000	2004 $000	2003 $000
a. The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2003: 30%)				
— economic entity	(1,217)	(19,080)	-	-
— parent entity	-	-	(43)	100
Add:				
Tax effect of:				
— non-deductible depreciation and amortisation	3	18,163	1	(114)
Under provision for income tax in prior year	-	-	-	-
	(1,214)	(917)	(42)	(14)
Less:				
Tax effect of:				
— non-assessable income	-	(81)	-	-
— R&D claim concession	(75)	-	-	-
— share of net profits of associates and joint venture entities	(76)	-	-	-
Future income tax benefit previously not brought to account	(256)	-	-	-
Income tax expense attributable to profit from ordinary activities before income tax	(1,621)	(998)	(42)	(14)
Income tax attribute to parent entity	(1,621)	(998)	(42)	(14)
b. Income tax expense attributable to:				
Profit from ordinary activities before income tax	(1,621)	(998)	(42)	(14)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 5: DIRECTORS AND EXECUTIVE REMUNERATION

a. Names and positions held of Parent Entity Directors in office at any time during the financial year are:

Parent Entity Directors

Drew Townsend	Chairman — Non-Executive
Phillip Sidney	Managing Director — Executive
John Walstab	Director — Non-Executive
Leonard Respinger	Chairman — Non-Executive (resigned 7 November 2003)
Dong (Albert) Xie	Director — Non-Executive (resigned 3 July 2004)
Bruce Robert Grant	Director — Non-Executive (resigned 3 July 2003)

Specified Executives

Steve Harmon	International Sales Manager
John Young	Financial Controller (resigned April 2004)
Yong You	Chief Engineer
Tong Zou	International Sales Consultant (resigned August 2004)
Stephen Charlton	New South Wales State Manager

b. Parent Entity Directors' Remuneration

2004	**Primary**				**Post Employ-ment**	**Equity**	**Other**	**Total**
	Salary, Fees & Comm-issions	Super-annuation Contri-bution	Cash Bonus	Non-Cash Benefits	Super-annuation	Options		
	$000	$000	$000	$000	$000	$000	$000	$000
Drew Townsend	-	-						-
Phillip Sidney	150	14						164
John Walstab	-	-						-
Leonard Respinger	6	-						6
Dong (Albert) Xie	-	-						-
Bruce Robert Grant	-	-						-

The directors have not received any post-employment remuneration or any equity based remuneration.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 5: DIRECTORS AND EXECUTIVE REMUNERATION

2003

	Primary				Post Employment	Equity	Other	Total
	Salary, Fees & Commissions	Superannuation Contribution	Cash Bonus	Non-Cash Benefits	Superannuation	Options		
	$000	$000	$000	$000	$000	$000	$000	$000
Drew Townsend	-	-						-
Phillip Sidney	150	14						164
John Walstab	-	-						-
Leonard Respinger	-	-						-
Dong (Albert) Xie	-	-						-
Bruce Robert Grant	-	-						-

The directors have not received any post-employment remuneration or any equity based remuneration.

c. Specified Executives' Remuneration

2004

	Primary				Post Employment	Equity	Other	Total
	Salary & Fees	Superannuation Contribution	Cash Bonus	Non-Cash Benefits	Superannuation	Options		
	$000	$000	$000	$000	$000	$000	$000	$000
Steve Harmon	130	11		13			6	160
John Young	103	9		4			2	118
Ying You	90	8		2			-	100
Tony Zou	87	7		-			5	99
Stephen Charlton	76	7		6			-	89
	486	42		25			13	566

The specified executives have not received any post-employment remuneration or any equity based remuneration. Subsequent to 30 June 2003, 2,000,000 shares options each were granted to Ying You and Tony Zou at an exercise price of $0.90. These options have been valued at nil. See note 29.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 6: AUDITORS' REMUNERATION	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Remuneration of the auditor of the parent entity for:				
— auditing or reviewing the financial report	32	25	32	5
Remuneration of other auditors of subsidiaries for:				
— auditing or reviewing the financial report of subsidiaries	20	28	-	-

NOTE 7: EARNINGS PER SHARE	Economic Entity 2004 $000	Economic Entity 2003 $000
a. Reconciliation of earnings to net profit or loss		
Net profit	(2,637)	(62,479)
Net profit attributable to outside equity interest	(97)	(125)
Earnings used in the calculation of basic EPS	(2,734)	(62,604)
Dividends on converting preference shares		
Earnings used in the calculation of dilutive EPS	(2,734)	(62,604)
b. Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS (in 000)	877,335	872,059
Weighted average number of options outstanding (in 000)	8,000	12,000
Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS (in 000)	885,335	884,059
c. Classification of securities		
The following securities have been classified as potential ordinary shares and are included in determination of dilutive EPS:		
— options outstanding (in 000)	8,000	12,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 8: CASH ASSETS		$000	$000	$000	$000
Cash at bank		607	1,525	1	4
		607	1,525	1	4
Reconciliation of Cash					
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:					
Cash on hand		2	2	-	-
Cash at bank		607	1,525	1	4
	33a	609	1,527	1	4

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 9: RECEIVABLES		$000	$000	$000	$000
CURRENT					
Trade debtors		2,325	1,431	-	-
Provision for doubtful debts		(61)	(35)	-	-
		2,264	1,396	-	-
Other debtors		1,552	1,974	2	62
		3,816	3,370	2	62
NON-CURRENT					
Other debtors		81	-	-	-
Amounts receivable from:					
— wholly- owned entities		-	-	12,275	9,563
		81	-	12,275	9,563

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 10: INVENTORIES	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
CURRENT					
At cost					
Raw materials and stores		2,496	3,473	-	-
Work in progress		342	516	-	-
Finished goods		1,287	901	-	-
		4,125	4,890	-	-

NOTE 11: INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	Note	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
Associated companies	11a	451	197	-	-

Interests are held in the following associated companies

Name	Principal Activities		Ownership Interest 2004 %	Ownership Interest 2003 %	Carrying Amount of Investment 2004 $000	Carrying Amount of Investment 2003 $000
Unlisted:						
Shandong Beier New Energy Co. Ltd	Distribution and marketing of hot water systems	Ord.	35	35	451	197

	Economic Entity 2004 $000	Economic Entity 2003 $000	Parent Entity 2004 $000	Parent Entity 2003 $000
a. Movements during the Year in Equity Accounted Investment in Associated Companies				
Balance at beginning of the financial year	197	230	-	-
Add:				
Share of associated company's profit from ordinary activities and extraordinary items after income tax	254	(33)	-	-
Balance at end of the financial year	451	197	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 12: OTHER FINANCIAL ASSETS		$000	$000	$000	$000
CURRENT		-	-	-	-
NON-CURRENT					
Unlisted investments, at cost					
— shares in controlled entities	13	-	-	60,660	60,660
		-	-	60,660	60,660

NOTE 13: CONTROLLED ENTITIES

Controlled Entities

	Country of Incorporation	Percentage Owned	
		2004	2003
Parent Entity:			
Quantum Energy Limited			
Subsidiaries of			
Quantum Energy Limited:			
Quantum Energy Technologies Pty Limited	Australia	100%	100%
Yunnan Hua Teng New Energy Company Ltd	China	51%	51%
Shandong Quantum New Energy Company Ltd	China	65%	65%

The company and its wholly-owned subsidiary, Quantum Energy Technologies Pty Limited, have entered into a deed of cross guarantee under which the company and its subsidiary guarantee the debts of each other.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Economic Entity		Parent Entity	
NOTE 14: PROPERTY, PLANT AND EQUIPMENT	2004 $000	2003 $000	2004 $000	2003 $000
PLANT AND EQUIPMENT				
Plant and equipment				
At cost	3,097	2,420	-	-
Accumulated depreciation	(1,123)	(512)	-	-
	1,974	1,908	-	-

a. **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Leasehold Improvements $000	Plant and Equipment $000	Total $000
Economic Entity:			
Balance at the beginning of year	151	1,757	1,908
Additions	176	501	677
Depreciation expense	(74)	(537)	(611)
Carrying amount at the end of year	253	1,721	1,974

	Economic Entity		Parent Entity	
NOTE 15: DEFERRED TAX ASSETS	2004 $000	2003 $000	2004 $000	2003 $000
Future income tax benefit				
The future income tax benefit is made up of the following estimated tax benefits:				
— tax losses	2,704	1,188	59	51
— timing differences	(81)	(190)	-	(37)
	2,623	998	59	14

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
NOTE 16: INTANGIBLE ASSETS	$000	$000	$000	$000
Goodwill at cost	61,308	61,308	85	85
Accumulated amortisation	(61,140)	(61,130)	(5)	-
	168	178	80	85
Patents, trademarks and licences at cost	135	-	-	-
Accumulated amortisation	(5)	-	-	-
	130	-	-	-
	298	178	80	85

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 17: OTHER ASSETS		$000	$000	$000	$000
CURRENT					
Prepayments		69	161	-	-

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 18: PAYABLES		$000	$000	$000	$000
CURRENT					
Unsecured liabilities					
Trade creditors		1,816	1,795	-	-
Sundry creditors and accrued expenses		988	562	-	-
Amounts payable to:					
— other related parties		-	69	-	-
	32a	2,804	2,426	-	-
NON-CURRENT					
Amounts payable to:					
— other related parties	32a	147	-	-	-
		2,951	2,426	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
NOTE 19: INTEREST BEARING LIABILITIES		2004	2003	2004	2003
		$000	$000	$000	$000
CURRENT					
Unsecured liabilities		3,994	3,756	-	-
	32a	3,994	3,756	-	-

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 20: PROVISIONS		$000	$000	$000	$000
CURRENT					
Employee entitlements		206	62	-	-
	32a	206	62	-	-
a. Aggregate employee benefits liability		206	62	-	-
b. Number of employees at year-end		238	230	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
NOTE 21: CONTRIBUTED EQUITY		2004 $000	2003 $000	2004 $000	2003 $000
879,517,641 (2003: 872,059,432) fully paid ordinary shares		72,955	70,164	72,955	70,164
		72,955	70,164	72,955	70,164
a. **Ordinary shares**					
At the beginning of the reporting period		70,164	62,983	70,164	62,983
Shares issued during the year					
— 1,000,000 on 31 July 2003		200		200	
— 454,184 on 24 October 2003		204		204	
— 6,004,025 on 28 October 2003		2,702		2,702	
Transaction costs relating to share issues		(315)		(315)	
At reporting date - $000		72,955	70,164	72,955	70,164

	Number of shares	Number of shares	Number of shares	Number of shares
At the beginning of the reporting period	872,059,432	206,991,833	872,059,432	206,991,833
Shares issued during the year				
— 31 July 2003	1,000,000		1,000,000	
— 24 October 2003	454,184		454,184	
— 28 October 2003	6,004,025		6,004,025	
At reporting date – number of shares	879,517,641	872,059,432	879,517,641	872,059,432

b. **Options**

i. In June 2003, 8,000,000 options were issued which are exercisable by Bell Potter Securities or its nominees at a price of $0.25 per share at any time prior to 30 June 2005. This was part of the agreement entered into with Bell Potter Securities and its representatives at the time of the capital raising.

ii. Subsequent to 30 June 2003, 4,000,000 share options were granted to two employees (2,000,000 each) to accept ordinary shares at an exercise price of $0.90. The options are exercisable on or before 15 July 2006. The options hold no voting or dividend rights and are not transferable. When an employee ceases employment the options are deemed to have lapsed. Since balance date, one employee has ceased his employment and 2,000,000 of the options have been cancelled. At balance date, no share option has been exercised

iii. In December 2003, 5,932,549 options were granted to parties, assisting in the capital raising, at an exercise price of $0.45 each. The option is exercisable on or before 30 October 2005.

At 30 June 2004, there were 17,932,549 (30 June 2003: 12,000,000) unissued ordinary shares for which options were outstanding and subsequently 2,000,000 were cancelled.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 22: RESERVES		$000	$000	$000	$000
Capital redemption reserve	22a	1	1	1	1
Foreign currency translation	22b	(446)	(299)	-	-
		(445)	(298)	1	1
a. **Capital Redemption Reserve**					
Movements During the Year					
Opening balance		1	1	1	1
Closing balance		1	1	1	1
b. **Foreign Currency Translation Reserve**					
Movements During the Year					
Opening balance		(299)	(33)	-	-
Adjustment arising from the translation of foreign controlled entities' financial statements		(147)	(266)	-	-
Closing balance		(446)	(299)	-	-

	Note	Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 23: RETAINED PROFITS		$000	$000	$000	$000
Retained losses at the beginning of the financial year		(64,037)	(1,433)	223	(125)
Net loss after tax attributable to the members of the parent entity		(2,637)	(62,479)	(102)	348
Net loss after tax attributable to outside equity interests		(97)	(125)	-	-
Retained losses at the end of the financial year		(66,771)	(64,037)	121	223

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Economic Entity		Parent Entity	
NOTE 24: OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES	2004 $000	2003 $000	2004 $000	2003 $000
Outside equity interest comprises:				
Share Capital-Shandong Quantum New Energy Co. Ltd	446	446	-	-
Share Capital-Yunnan Hua Teng New Energy Co. Ltd	710	710	-	-
	1,156	1,156	-	-
Profit attributed to outside equity interests				
Shandong Quantum New Energy Co. Ltd	(15)	(86)	-	-
Yunnan Hua Teng New Energy Co. Ltd	(82)	(39)	-	-
	(97)	(125)	-	-

	Economic Entity		Parent Entity	
NOTE 25: CAPITAL AND LEASING COMMITMENTS	2004 $000	2003 $000	2004 $000	2003 $000
b. **Operating Lease Commitments**				
Non-cancelable operating leases contracted for but not capitalised in the financial statements				
Payable				
— not later than 1 year	30	31	-	-
— later than 1 year but not later than 5 years	43	73	-	-
— later than 5 years	-	-	-	-
	73	104	-	-

	Economic Entity		Parent Entity	
NOTE 26: CONTINGENT LIABILITIES AND CONTINGENT ASSETS	2004 $000	2003 $000	2004 $000	2003 $000
There were no contingent liabilities or contingent assets as at 30 June 2004	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 27: SEGMENT REPORTING

a. Primary reporting — Geographical segments

	Australia		China	
	2004 $000	2003 $000	2004 $000	2003 $000
REVENUE				
External sales	8,762	6,494	5,162	1,325
Other segments	-	-	-	-
Total sales revenue	8,762	6,494	5,162	1,325
Total segment revenue	8,762	6,494	5,162	1,325
Unallocated revenue	-	-	-	-
Total revenue from ordinary activities	8,762	6,494	5,162	1,325
RESULT				
Segment result	(4,057)	(63,277)	(298)	(325)
Unallocated expenses net of unallocated revenue	-	-	-	-
Profit from ordinary activities before income tax expense	(4,057)	(63,277)	(298)	(325)
Income tax expense	(1,621)	(998)	-	-
Profit from ordinary activities after income tax expense	(2,436)	(62,279)	(298)	(325)
Extraordinary items after income tax expense	-	-	-	-
Net profit	(2,436)	(62,279)	(298)	(325)
ASSETS				
Segment assets	5,578	6,231	5,845	6,000
Unallocated assets	-	-	-	-
Total assets	5,578	6,231	5,845	6,000
LIABILITIES				
Segment liabilities	3,391	2,773	3,760	3,471
Unallocated liabilities	-	-	-	-
Total liabilities	3,391	2,773	3,760	3,471

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 27: SEGMENT REPORTING

a. Primary reporting — Geographical segments

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Geographical location:						
Australia	8,762	6,494	5,578	6,231	404	55
China	5,162	1,325	5,845	6,000	273	1,304
	13,924	7,819	11,423	12,231	677	1,359

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists.

Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and result include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the economic entity at an arm's length. These transfers are eliminated on consolidation.

Business and Geographical Segments

Business Segments

The entity operates in one business segment being the manufacturing and distribution of energy saving hot water and heating systems.

Geographical Segments

The economic entity predominantly operates in two geographical segments, with manufacturing and distribution in Australia and China.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

	Economic Entity		Parent Entity	
	2004	2003	2004	2003
NOTE 28: CASH FLOW INFORMATION	$000	$000	$000	$000
a. Reconciliation of Cash Flow from Operations with Profit from Ordinary Activities after Income Tax				
Profit from ordinary activities after income tax	(2,734)	(62,604)	(102)	348
Non-cash flows in profit from ordinary activities				
Amortisation	15	61,413	5	(380)
Depreciation	611	267	-	-
Share of associated companies net profit after income tax and dividends	(254)	33	-	-
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries				
Increase in trade and other debtors	(527)	(2,268)	57	(42)
(Increase)/decrease in prepayments	88	(158)	-	4
(Increase)/decrease in inventories	765	(3,921)	-	-
Increase in trade creditors and accruals	388	1,095	-	(400)
Movement in future income tax benefit	(1,621)	(998)	(42)	(14)
Movement in provisions	144	62	-	-
Cash flow from operations	(3,125)	(7,079)	(82)	(484)

b. Loan Facilities				
Loan facilities	2,746	3,099	-	-
Amount utilised	(2,746)	(3,099)	-	-
Unused loan facilities	-	-	-	-

The major facilities are summarised as follows:

Revolving Loan Facility

$2,098,800 loan facility. The facility expires in December 2004. The current rate is 7.69% (2003: 7.43%)

$174,900 loan facility. The facility expires in December 2004. The current rate is 6.9%

$472,230 loan facility. The facility expires in November 2004. The current rate is 5.49% (2003: 5.841%)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 29: EMPLOYEE BENEFITS

Employees Share Option Arrangement

In July 2003, 4,000,000 share options were granted to two employees (2,000,000 each) to accept ordinary shares at an exercise price of $0.90. The options are exercisable on or before 15 July 2006. The options hold no voting or dividend rights and are not transferable. When an employee ceases employment the options are deemed to have lapsed. Since balance date, one employee has ceased his employment. At balance date, no share option has been exercised

The closing share market price of an ordinary share of ***Quantum Energy Limited*** on the Australian Stock Exchange at 9 September 2004 was $0.17.

NOTE 30: EVENTS SUBSEQUENT TO REPORTING DATE

There are no significant events which have occurred after balance date to report.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

		Economic Entity		Parent Entity	
		2004	2003	2004	2003
NOTE 31: RELATED PARTY TRANSACTIONS		$000	$000	$000	$000
Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.					
Transactions with related parties:					
i. Share Transactions of Directors					
Directors and director-related entities hold directly, indirectly or beneficially as at the reporting date the following equity interests in members of the economic entity:					
- ordinary shares	Phillip Sidney	764,643,490	764,435,200	764,643,490	764,435,200
	Drew Townsend	764,443,200	764,547,200	764,443,200	764,547,200
	John Walstab	6,001,718	4,988,807	6,001,718	4,988,807
ii. Other					
Payments made to Nece Pty Ltd., a company in which Phillip Sidney is a director, to reimburse expenses, at cost paid on behalf of Quantum Energy Technologies Pty Ltd.		39	367	-	-
Provision of office space by Nece Pty Ltd for use of its Waterloo head office.		24	-	-	-
Payments made to Hall Chadwick Chartered Accountants, in which Drew Townsend is a partner for accountancy services.		132	-	-	-
Unsecured loan from a director, John Walstab		900	-	-	-
Unsecured loan from Nece Pty Ltd for hire purchase of motor vehicles.		147	-	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 32: FINANCIAL INSTRUMENTS

a. **Interest Rate Risk**

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing: Within Year $000		Fixed Interest Rate Maturing: 1 to 5 Years $000		Fixed Interest Rate Maturing: Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Financial Assets:														
Cash	2%	2%	609	1,527									609	1,527
Receivables											2,264	1,396	2,264	1,396
Other Debtors											1,552	1,974	1,552	1,974
Total Financial Assets			609	1,527							3,816	3,370	4,425	4,897
Financial Liabilities:														
Bank loans					-	657							-	657
Bank loans	5.49%	5.84%			472	912							472	912
Bank loans	7.69%	7.43%			2,099	2,187							2,099	2,187
Bank loans	6.9%				175	-							175	-
Loan-unsecured					348	-							348	-
Loan-unsecured					900	-							900	-
Trade and sundry creditors											2,804	2,426	2,804	2,426
Amounts payable to related parties											147	-	147	-
Amounts payable to employees											206	62	206	62
Total Financial Liabilities					3,994	3,756					3,157	2,488	7,151	6,244

b. **Credit Risk**

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

c. **Net Fair Values**

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying value.

The net fair value for other monetary financial assets and financial liabilities is based upon market prices.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 33: COMPANY DETAILS

The registered office of the company is:

Quantum Energy Limited
1A, 207-209 Young Street, Waterloo NSW 2017

The principal places of business are:

Quantum Energy Technologies Pty Limited

— Manufacturing & Distribution Division
130 Garden Grove Parade, Adamstown NSW 2289

Yunnan Hua Teng New Energy Company Ltd

— Manufacturing & Distribution Division
86 Yuan Tong Beilu, Kunming City, Yunnan, China

Shandong Quantum New Energy Company Ltd

— Manufacturing & Distribution Division
100 De Zhou Road, Dongying, Shandong, China

DIRECTORS' DECLARATION

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 9 to 37 are in accordance with the *Corporations Act 2001*:
   a. comply with Accounting Standards and the *Corporations Regulations 2001*; and
   b. give a true and fair view of the financial position as at 30 June 2004 and of the performance for the year ended on that date of the company and economic entity;
2. in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The company and a wholly-owned subsidiary, Quantum Energy Technologies Pty Limited, have entered into a deed of cross guarantee under which the company and its subsidiary guarantee the debts of each other.

At the date of this declaration, there are reasonable grounds to believe that the companies which are party to this deed of cross guarantee will be able to meet any obligations or liabilities to which they are, or may become subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors.

Drew Townsend

Chairman

15 September 2004

Phillip Sidney,

Managing Director

CHARLTONS

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF QUANTUM ENERGY LIMITED AND CONTROLLED ENTITIES

Scope

We have audited the financial report of Quantum Energy Limited and controlled entities for the financial year ended 30 June 2004 as set out on pages 9 to 37.

The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of ***Quantum Energy Limited*** is in accordance with:

a) the *Corporations Act 2001*, including:

i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

ii. complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

b) other mandatory professional reporting requirements in Australia.

CHARLTONS CJC PTY LIMITED CHRISTOPHER J. CHARLTON

15 September 2004

Level 1, 285 George Street
SYDNEY NSW 2000



Chartered Accountant

CHARLTONS CJC PTY LIMITED

ACN 002 595 420
ABN 86 002 595 420

Level 1, 285 George Street
Sydney NSW 2001

Telephone (02) 9299 2959
Facsimile (02) 9299 6590

GPO Box 188
Sydney NSW 2001

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only.

1. **Shareholding as at 9 September 2004**

a. **Distribution of Shareholders by size of holding**

Category (size of Holding)	Ordinary	Units
1 – 1,000	70	49,568
1,001 – 5,000	324	1,029,768
5,001 – 10,000	394	3,347,398
10,001 – 100,000	607	18,241,237
100,001 – and over	85	856,849,670
	1,480	879,517,641

b. There are currently 208 shareholders with a less than marketable package of 2,941 shares, representing 319,983 shares in total.

c. The names of the substantial shareholders listed in the holding company's register as at 9 September 2004 are:

	Number	
Shareholder	Ordinary	Preference
CRISP HOLDINGS LIMITED	759,140,000	-
MS GAIL HARMON	40,000,000	-
GLORY TEAM HOLDINGS LIMITED	9,880,000	-
JENNIFER ANN MCGEACHIE	6,421,111	-
MR JOHN WALSTAB	5,999,918	-
CHICAGO LIMITED	5,295,200	-

d. **Voting Rights**

The voting rights attached to each class of equity security are as follows:

Ordinary shares

— Each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

e. **20 Largest Shareholders — Ordinary Shares**

Name		Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	CRISP HOLDINGS LIMITED	759,140,000	86.31%
2.	MS GAIL HARMON	40,000,000	4.55%
3.	GLORY TEAM HOLDINGS LIMITED	9,880,000	1.12%
4.	JENNIFER ANN MCGEACHIE	6,421,111	0.73%
5.	MR JOHN WALSTAB	5,999,918	0.68%
6.	CHICAGO LIMITED	5,295,200	0.60%
7.	BRIGHTEN INVESTMENTS LTD	2,600,000	0.30%
8.	RAMN PTY LIMITED	1,411,111	0.16%
9.	MR KEN & NORMAN SLAVESKI	1,297,332	0.15%
10.	MILRIX PTY LTD	1,250,000	0.14%
11.	MS BARBARA HOLLAND	1,200,100	0.14%
12.	COMMAND ENGINEERING PTY	1,012,000	0.12%
13.	MR FRANK CARBONE	1,001,421	0.10%
14.	MS JENNIFER ANN MCGEACHIE	923,111	0.10%
15.	MR NICHOLAS SMITH	900,000	0.10%
16.	VEI INVESTMENT & CONSULTANTS	814,660	0.09%
17.	ZANG JIAN	800,000	0.09%
18.	WILLTIP PTY LTD	790,000	0.09%
19.	MR STEVE STOJCEVSKI & TRAJCE	780,890	0.09%
20.	MILRIX PTY LIMITED	666,666	0.08%
		842,183,520	95.76%

f. **Unquoted Securities**

Options over Unissued Shares

A total of 15,932,549 options are on issue. 8,000,000 options are on issue to nominees of Bell Potter Securities. 2,000,000 options are on issue to employee Ying You (2,000,000 options were cancelled as another employee, Tony Zou left the company). 5,932,549 options are on issue to other parties who assisted the October 2003 capital raisings.

g. **Escrow shares**

803,200,000 of the above ordinary shares are under escrow and will not be quoted on the ASX until June 2005.

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

2. The name of the company secretary is John Walstab.

3. The address of the principal registered office in Australia is 1A, 207-209 Young Street, Waterloo NSW 2017. Telephone (02) 9699 7444.

4. **Registers of securities are held at the following address**

New South Wales	Registries Limited
	Level 2, 28 Margaret Street
	Sydney NSW 2000
	Telephone (02) 9290 9600

5. **Stock Exchange Listing**

   Quotation has been granted for all the ordinary shares of the company on all Member Exchanges of the Australian Stock Exchange Limited.